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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----

                      Corrections Corporation of America
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   220256101
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 755-9860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 27, 1996
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 220256101                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account Zweig-DiMenna Special Opportunities, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig-DiMenna Special Opportunities, L.P. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Partners, L.P. - 858,900; Zweig-DiMenna International
           Limited - 1,894,600
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 428,800
         Gotham Advisors, Inc., on behalf of a discretionary account - 204,300 Zweig-DiMenna Special Opportunities, L.P. - 438,800

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Partners, L.P. - 858,900; Zweig-DiMenna International
           Limited - 1,894,600
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 428,800
         Gotham Advisors, Inc., on behalf of a discretionary account - 204,300 Zweig-DiMenna Special Opportunities, L.P. - 438,800

10   SHARED DISPOSITIVE POWER

         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Partners, L.P. - 858,900; Zweig-DiMenna International
           Limited - 1,894,600
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 428,800
         Gotham Advisors, Inc., on behalf of a discretionary account - 204,300 Zweig-DiMenna Special Opportunities, L.P. - 438,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 5.1%

         Zweig-DiMenna Partners, L.P. - 1.1%; Zweig-DiMenna International
           Limited - 2.5%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.6%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.3% Zweig-DiMenna Special Opportunities, L.P. - 0.6%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig-DiMenna Special Opportunities, L.P. - PN

                                 SCHEDULE 13D

ITEM 1  SECURITY AND ISSUER

     Corrections Corporation of America
     102 Woodmont Boulevard, Suite 800
     Nashville, Tennessee 37205;
     Common Stock, par value $1.00 per share.

ITEM 2  IDENTITY AND BACKGROUND

A.  Zweig-DiMenna Special Opportunities, L.P.

    Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Special Opportunities, L.P.:

    1. Zweig-DiMenna Associates LLC, a New York limited liability company, is the managing general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Its managing directors are Martin E. Zweig and Joseph A. DiMenna, and its principals are Brenda M. Earl, Carol R. Whitehead and Jeffrey R. Perry. Dr. Zweig, Mr. DiMenna, Ms. Earl, Ms. Whitehead and Mr. Perry are the sole members of Zweig-DiMenna Associates LLC. The following information is provided as to each of the above mentioned managing directors and principals.

     i) a)  Name - Martin E. Zweig

        b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

        c) Present Principal Occupation, etc. - Dr. Zweig is Chairman of the Board and President of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc., each of which is a New York Stock Exchange listed investment company. He is also President of Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Gotham Advisors, Inc., Euclid Advisors, Inc., Zweig Associates, Inc., Zweig-DiMenna International Managers, Inc. and Zweig Securities Advisory Service, Inc. He is President of the Zweig Series Trust mutual fund and Chairman of Zweig/Glaser Advisers, the investment manager of the Zweig Series Trust. Dr. Zweig is a Managing Director of the Managing General Partner of Zweig-DiMenna Special Opportunities, L.P. and Zweig-DiMenna Partners, L.P., each of which is an investment partnership. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

        d)  Dr.  Zweig is a citizen of the United States.

    ii) a)  Name - Joseph A. DiMenna.

        b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

        c) Present Principal Occupation, etc. - Mr. DiMenna is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Executive Vice President and Treasurer of Zweig Associates, Inc., Executive Vice President of Zweig-DiMenna International Managers, Inc. and Vice President of Gotham Advisors, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

        d)  Mr. DiMenna is a citizen of the United States.

   iii) a)  Name - Brenda M. Earl.

        b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

        c) Present Principal Occupation, etc. - Ms. Earl is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

        d)  Ms. Earl is a citizen of the United States.

    iv) a)  Name - Carol R. Whitehead.

        b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

        c) Present Principal Occupation, etc. - Ms. Whitehead is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Marketing of Zweig Associates, Inc., and Vice President - Business Development of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

        d)  Ms. Whitehead is a citizen of the United States.

     v) a)  Name - Jeffrey R. Perry.

        b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

        c) Present Principal Occupation, etc. - Mr. Perry is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

        d)  Mr. Perry is a citizen of the United States.

    2. Zweig Associates, Inc., a New York corporation, is a general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Martin E. Zweig is President, Joseph A. DiMenna is Executive Vice President, Carol
        R. Whitehead is Vice President - Marketing and Brenda M. Earl and Jeffrey R. Perry is each a Vice President - Research of Zweig Associates, Inc. Martin E. Zweig, Joseph A. DiMenna and Carol Whitehead are the directors and shareholders of Zweig Associates, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

        None of the above, i.e., Zweig- DiMenna Special Opportunities, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
        (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

B.  Zweig-DiMenna International Limited

    Zweig-DiMenna International Limited is incorporated in the Territory of the British Virgin Islands. Its business is investing and trading primarily in U.S. equity securities. The address of its principal business and its principal office is Maritime House, Frederick Street, Suite 200, P.O. Box N-9932, Nassau, Bahamas. The following information is provided as to each executive officer and director of such corporation, each person controlling such corporation and each executive officer and director of any corporation or other person ultimately in control of such corporation:

    1.  a)  Name - Cedric B. Moss, Managing Director.

        b) Residence or Business Address - c/o Dominion Management Services Limited, P.O. Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

        c) Present Principal Occupation, etc. - Mr. Moss is President of Dominion Management Services Limited, the Administrator of Zweig-DiMenna International Limited. The business address of the entity referred to above is Dominion Management Services Limited, P.O. Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

        d)  Mr. Moss is a Bahamian citizen.

    2.  a)  Name - Frederick A. Mitchell, Director.

        b) Residence or Business Address - P.O. Box N3928, Gwendolyn House, Nassau, Bahamas.


        c) Present Principal Occupation, etc. - Mr. Mitchell is a practicing attorney in the firm Gwendolyn House in Nassau. He is a Senator in the Senate of the Commonwealth of The Bahamas.

        d)  Mr. Mitchell is a Bahamian citizen.

    3.  a)  Name - Michael D. Riegels, Director.

        b) Residence or Business Address - Harney, Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

        c) Present Principal Occupation, etc. - Mr. Riegels is the Senior Partner of the law firm of Harney, Westwood & Riegels.

        d)  Mr. Riegels is a British Dependent Territories Citizen.

    4. Zweig-DiMenna International Managers, Inc. - the Investment Manager of Zweig-DiMenna International Limited. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig and Mr. Joseph A. DiMenna are the directors and principal officers, and Ms. Carol R. Whitehead is Vice President - Business Development, and Ms. Brenda M. Earl and Mr. Jeffrey R. Perry is each a Vice President - Research, of Zweig-DiMenna International Managers, Inc. Martin E. Zweig and Joseph A. DiMenna are the principal stockholders of Zweig-DiMenna International Managers, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

        None of the above, i.e., Zweig-DiMenna International Limited, Cedric B. Moss, Frederick A. Mitchell, Michael D. Riegels, or Zweig-DiMenna International Managers, Inc. has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

C. Zweig-DiMenna Partners, L.P., a New York limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Partners, L.P.:

    1. Zweig-DiMenna Associates LLC is the managing general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.1, above, for information about Zweig-DiMenna Associates LLC and its managing directors, principals and members.

    2. Zweig Associates, Inc. is a general partner of Zweig-DiMenna Partners, L.P. Reference is made to Item 2.A.2, above, for information about Zweig Associates, Inc. and its directors, officers and shareholders.

        None of the above, i.e., Zweig- DiMenna Partners, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

D. Zweig-DiMenna International Managers, Inc., investment manager for a foreign discretionary account. Reference is made to Item 2.B.4, above, for information about Zweig-DiMenna International Managers, Inc. and its officers, directors and stockholders.

    None of the above, i.e., Zweig-DiMenna International Mangers, Inc., Martin
    E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey
    R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

E. Gotham Advisors, Inc., investment manager for an ERISA plan discretionary account. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig is the sole director, and Dr. Zweig and Mr. Joseph A. DiMenna are the principal officers, of Gotham Advisors, Inc. Dr. Zweig, Mr. DiMenna and Ms. Brenda M. Earl are the stockholders of Gotham Advisors, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

    None of the above, i.e., Gotham Advisors, Inc., Martin E. Zweig, Joseph A. DiMenna or Brenda M. Earl has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The securities of Corrections Corporation of America were purchased at an aggregate cost of $108,421,708 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account"). No part of the purchase price was made up of borrowed funds or funds otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4  PURPOSE OF TRANSACTION

     Transactions for the purchase of shares of Common Stock (the "Shares") of Corrections Corporation of America (the "Company") were executed by Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account (the "Investors") for investment purposes only. The Investors continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately negotiated transactions; or (iii) acquiring additional shares of common stock in the open market or in privately negotiated transactions. The Investors have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Investors' future actions with regard to this investment in the Company are dependent upon their evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's common stock, the Company's prospects and their own portfolios.

     Other than as described above, the Investors do not have any present plans or proposals which relate to or would result in any of the following (although they reserve the right to develop such plans or proposals): a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; e) any material change in the present capitalization or dividend policy of the Company; f) any other material change in the Company's business or corporate structure; g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

     a.  Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -      438,800

            Zweig-DiMenna International Limited          -    1,894,600

            Zweig-DiMenna Partners, L.P.                 -      858,900

            ZDIM Account                                 -      428,800

            Gotham Account                               -      204,300


          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.    -    0.6%

            Zweig-DiMenna International Limited          -    2.5%

            Zweig-DiMenna Partners, L.P.                 -    1.1%

            ZDIM Account                                 -    0.6%

            Gotham Account                               -    0.3%


     b.  Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.    -      438,800

            Zweig-DiMenna International Limited          -    1,894,600

            Zweig-DiMenna Partners, L.P.                 -      858,900

            ZDIM Account                                 -      428,800

            Gotham Account                               -      204,300


         Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.    -    0

            Zweig-DiMenna International Limited          -    0

            Zweig-DiMenna Partners, L.P.                 -    0

            ZDIM Account                                 -    0

            Gotham Account                               -    0

         Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -       438,800

            Zweig-DiMenna International Limited          -     1,894,600

            Zweig-DiMenna Partners, L.P.                 -       858,900

            ZDIM Account                                 -       428,800

            Gotham Account                               -       204,300


         Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.    -     0

            Zweig-DiMenna International Limited          -     0

            Zweig-DiMenna Partners, L.P.                 -     0

            ZDIM Account                                 -     0

            Gotham Account                               -     0

     c. Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM account and the Gotham Account purchased or sold, as indicated, the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF PURCHASE

            10/28/96    Purchased 2,400 shares at $28.1406 a share

            10/29/96    Purchased 22,100 shares at $26.9231 a share

            10/30/96    Purchased 1,700 shares at $25.1503 a share

            10/30/96    Purchased 7,400 shares at $24.885 a share

            10/30/96    Purchased 2,700 shares at $24.5205 a share

            10/31/96    Purchased 4,700 shares at $25.7488 a share

            10/31/96    Purchased 4,900 shares at $25.3693 a share

            10/31/96    Purchased 5,500 shares at $25.25 a share

            11/1/96     Purchased 8,200 shares at $24.8588 a share

            11/1/96     Purchased 9,400 shares at $24.543 a share

            11/4/96     Purchased 1,200 shares at $24.50 a share

            11/4/96     Purchased 11,100 shares at $24.5073 a share

            11/5/96     Purchased 4,300 shares at $24.5117 a share

            11/5/96     Purchased 1,200 shares at $24.00 a share

            11/6/96     Purchased 2,900 shares at $25.153 a share

            11/6/96     Purchased 5,900 shares at $25.7903 a share

            11/6/96     Purchased 8,800 shares at $25.00 a share

            11/7/96     Purchased 5,900 shares at $26.0458 a share

            11/8/96     Purchased 2,900 shares at $26.6360 a share

            11/11/96    Purchased 1,300 shares at $27.00 a share

            11/12/96    Purchased 2,900 shares at $26.1885 a share

            11/13/96    Purchased 5,600 shares at $24.375 a share

            11/14/96    Purchased 4,100 shares at $24.3571 a share

            11/14/96    Purchased 4,100 shares at $24.5361 a share

            11/15/96    Purchased 700 shares at $25.1875 a share

            11/18/96    Purchased 300 shares at $24.50 a share

            11/19/96    Purchased 1,100 shares at $24.625 a share

            11/20/96    Purchased 4,600 shares at $24.1563 a share

            11/20/96    Purchased 6,400 shares at $24.1705 a share

            11/21/96    Purchased 200 shares at $24.125 a share

            11/21/96    Purchased 15,800 shares at $23.4563 a share

            11/22/96    Purchased 2,600 shares at $22.9411 a share

            11/22/96    Purchased 19,300 shares at $22.3768 a share

            11/25/96    Purchased 2,900 shares at $23.2615 a share

            11/25/96    Purchased 2,900 shares at $23.15 a share

            11/26/96    Purchased 1,500 shares at $24.29 a share

            12/2/96     Purchased 2,900 shares at $24.65 a share

            12/3/96     Purchased 2,900 shares at $24.50 a share

            12/4/96     Purchased 200 shares at $24.375 a share

            12/5/96     Sold 16,900 shares at $25.875 a share

            ZWEIG -DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF TRANSACTION

            10/28/96    Purchased 9,500 shares at $28.1406 a share

            10/30/96    Purchased 6,800 shares at $25.1503 a share

            10/30/96    Purchased 29,900 shares at $24.885 a share

            10/30/96    Purchased 11,100 shares at $24.5205 a share

            10/31/96    Purchased 19,200 shares at $25.7488 a share

            10/31/96    Purchased 20,100 shares at $25.3693 a share

            10/31/96    Purchased 22,800 shares at $25.25 a share

            11/1/96     Purchased 33,600 shares at $24.8588 a share

            11/1/96     Purchased 38,400 shares at $24.543 a share

            11/4/96     Purchased 4,700 shares at $24.50 a share

            11/4/96     Purchased 45,400 shares at $24.5073 a share

            11/5/96     Purchased 17,500 shares at $24.5117 a share

            11/5/96     Purchased 4,700 shares at $24.00 a share

            11/6/96     Purchased 12,000 shares at $25.153 a share

            11/6/96     Purchased 24,000 shares at $25.7903 a share

            11/6/96     Purchased 36,100 shares at $25.00 a share

            11/7/96     Purchased 24,000 shares at $26.0458 a share

            11/8/96     Purchased 12,000 shares at $26.6360 a share

            11/11/96    Purchased 5,500 shares at $27.00 a share

            11/12/96    Purchased 12,000 shares at $26.1885 a share

            11/13/96    Purchased 23,200 shares at $24.375 a share

            11/14/96    Purchased 16,800 shares at $24.3571 a share

            11/14/96    Purchased 16,900 shares at $24.5361 a share

            11/15/96    Purchased 2,900 shares at $25.1875 a share

            11/18/96    Purchased 1,100 shares at $24.50 a share

            11/19/96    Purchased 4,600 shares at $24.625 a share

            11/20/96    Purchased 18,800 shares at $24.1563 a share

            11/20/96    Purchased 26,600 shares at $24.1705 a share

            11/21/96    Purchased 700 shares at $24.125 a share

            11/21/96    Purchased 65,100 shares at $23.4563 a share

            11/22/96    Purchased 10,900 shares at $22.9411 a share

            11/22/96    Purchased 19,300 shares at $22.3768 a share

            11/25/96    Purchased 12,000 shares at $23.2615 a share

            11/25/96    Purchased 12,000 shares at $23.15 a share

            11/26/96    Purchased 6,100 shares at $24.29 a share

            12/2/96     Purchased 12,100 shares at $24.65 a share

            12/3/96     Purchased 12,100 shares at $24.50 a share

            12/4/96     Purchased 1,000 shares at $24.375 a share

            12/5/96     Purchased 64,600 shares at $27.8888 a share

            12/17/96    Purchased 7,500 shares at $27.795 a share

            12/24/96    Purchased 5,700 shares at $29.9233 a share

            12/26/96    Purchased 7,500 shares at $29.5188 a share

            12/27/96    Purchased 10,500 shares at $29.0468 a share

            12/27/96    Purchased 7,200 shares at $29.00 a share

            12/30/96    Purchased 2,400 shares at $29.00 a share

            12/31/96    Purchased 15,100 shares at $30.6906 a share

            1/2/97      Purchased 37,400 shares at $30.0523 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            10/28/96    Purchased 4,600 shares at $28.1406 a share

            10/29/96    Purchased 42,900 shares at $26.9231 a share

            10/30/96    Purchased 3,300 shares at $25.1503 a share

            10/30/96    Purchased 14,300 shares at $24.885 a share

            10/30/96    Purchased 5,300 shares at $24.5205 a share

            10/31/96    Purchased 9,100 shares at $25.7488 a share

            10/31/96    Purchased 9,600 shares at $25.3693 a share

            10/31/96    Purchased 10,800 shares at $25.25 a share

            11/1/96     Purchased 16,000 shares at $24.8588 a share

            11/1/96     Purchased 18,300 shares at $24.543 a share

            11/4/96     Purchased 2,300 shares at $24.50 a share

            11/4/96     Purchased 21,600 shares at $24.5073 a share

            11/5/96     Purchased 8,300 shares at $24.5117 a share

            11/5/96     Purchased 2,300 shares at $24.00 a share

            11/6/96     Purchased 5,700 shares at $25.153 a share

            11/6/96     Purchased 11,400 shares at $25.7903 a share

            11/6/96     Purchased 17,100 shares at $25.00 a share

            11/7/96     Purchased 11,400 shares at $26.0458 a share

            11/8/96     Purchased 5,700 shares at $26.6360 a share

            11/11/96    Purchased 2,600 shares at $27.00 a share

            11/12/96    Purchased 5,700 shares at $26.1885 a share

            11/13/96    Purchased 11,000 shares at $24.375 a share

            11/14/96    Purchased 8,000 shares at $24.3571 a share

            11/14/96    Purchased 8,000 shares at $24.5361 a share

            11/15/96    Purchased 1,400 shares at $25.1875 a share

            11/18/96    Purchased 600 shares at $24.50 a share

            11/19/96    Purchased 2,200 shares at $24.625 a share

            11/20/96    Purchased 8,900 shares at $24.1563 a share

            11/20/96    Purchased 12,500 shares at $24.1705 a share

            11/21/96    Purchased 300 shares at $24.125 a share

            11/21/96    Purchased 30,700 shares at $23.4563 a share

            11/22/96    Purchased 5,100 shares at $22.9411 a share

            11/22/96    Purchased 19,300 shares at $22.3768 a share

            11/25/96    Purchased 5,700 shares at $23.2615 a share

            11/25/96    Purchased 5,700 shares at $23.15 a share

            11/26/96    Purchased 2,900 shares at $24.29 a share

            12/2/96     Purchased 5,700 shares at $24.65 a share

            12/3/96     Purchased 5,700 shares at $24.50 a share

            12/4/96     Purchased 500 shares at $24.375 a share

            12/5/96     Sold 33,100 shares at $25.875 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            10/28/96    Purchased 2,100 shares at $28.1406 a share

            10/30/96    Purchased 1,500 shares at $25.1503 a share

            10/30/96    Purchased 6,700 shares at $24.885 a share

            10/30/96    Purchased 2,500 shares at $24.5205 a share

            10/31/96    Purchased 4,300 shares at $25.7488 a share

            10/31/96    Purchased 4,500 shares at $25.3693 a share

            10/31/96    Purchased 5,000 shares at $25.25 a share

            11/1/96     Purchased 7,500 shares at $24.8588 a share

            11/1/96     Purchased 8,500 shares at $24.543 a share

            11/4/96     Purchased 1,100 shares at $24.50 a share

            11/4/96     Purchased 10,100 shares at $24.5073 a share

            11/5/96     Purchased 3,900 shares at $24.5117 a share

            11/5/96     Purchased 1,100 shares at $24.00 a share

            11/6/96     Purchased 2,700 shares at $25.153 a share

            11/6/96     Purchased 5,300 shares at $25.7903 a share

            11/6/96     Purchased 8,000 shares at $25.00 a share

            11/7/96     Purchased 5,300 shares at $26.0458 a share

            11/8/96     Purchased 2,700 shares at $26.6360 a share

            11/11/96    Purchased 1,200 shares at $27.00 a share

            11/12/96    Purchased 2,700 shares at $26.1885 a share

            11/13/96    Purchased 5,100 shares at $24.375 a share

            11/14/96    Purchased 3,700 shares at $24.3571 a share

            11/14/96    Purchased 3,700 shares at $24.5361 a share

            11/15/96    Purchased 600 shares at $25.1875 a share

            11/18/96    Purchased 300 shares at $24.50 a share

            11/19/96    Purchased 1,000 shares at $24.625 a share

            11/20/96    Purchased 4,200 shares at $24.1563 a share

            11/20/96    Purchased 5,800 shares at $24.1705 a share

            11/21/96    Purchased 200 shares at $24.125 a share

            11/21/96    Purchased 14,300 shares at $23.4563 a share

            11/22/96    Purchased 2,400 shares at $22.9411 a share

            11/22/96    Purchased 19,300 shares at $22.3768 a share

            11/25/96    Purchased 2,700 shares at $23.2615 a share

            11/25/96    Purchased 2,700 shares at $23.15 a share

            11/26/96    Purchased 1,400 shares at $24.29 a share

            12/2/96     Purchased 2,600 shares at $24.65 a share

            12/3/96     Purchased 2,600 shares at $24.50 a share

            12/4/96     Purchased 200 shares at $24.375 a share

            12/5/96     Purchased 14,100 shares at $27.8888 a share

            12/17/96    Purchased 1,700 shares at $27.795 a share

            12/24/96    Purchased 1,200 shares at $29.9233 a share

            12/26/96    Purchased 1,700 shares at $29.5188 a share

            12/27/96    Purchased 2,300 shares at $29.0468 a share

            12/27/96    Purchased 1,600 shares at $29.00 a share

            12/30/96    Purchased 500 shares at $29.00 a share

            12/31/96    Purchased 3,300 shares at $30.6906 a share

            1/2/97      Purchased 8,500 shares at $30.0523 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            10/28/96    Purchased 1,400 shares at $28.1406 a share

            10/30/96    Purchased 1,000 shares at $25.1503 a share

            10/30/96    Purchased 4,200 shares at $24.885 a share

            10/30/96    Purchased 1,600 shares at $24.5205 a share

            10/31/96    Purchased 2,700 shares at $25.7488 a share

            10/31/96    Purchased 2,800 shares at $25.3693 a share

            10/31/96    Purchased 3,200 shares at $25.25 a share

            11/1/96     Purchased 4,700 shares at $24.8588 a share

            11/1/96     Purchased 5,400 shares at $24.543 a share

            11/4/96     Purchased 700 shares at $24.50 a share

            11/4/96     Purchased 6,400 shares at $24.5073 a share

            11/5/96     Purchased 2,400 shares at $24.5117 a share

            11/5/96     Purchased 700 shares at $24.00 a share

            11/6/96     Purchased 1,700 shares at $25.153 a share

            11/6/96     Purchased 3,400 shares at $25.7903 a share

            11/6/96     Purchased 5,000 shares at $25.00 a share

            11/7/96     Purchased 3,400 shares at $26.0458 a share

            11/8/96     Purchased 1,700 shares at $26.6360 a share

            11/11/96    Purchased 800 shares at $27.00 a share

            11/12/96    Purchased 1,700 shares at $26.1885 a share

            11/13/96    Purchased 3,200 shares at $24.375 a share

            11/14/96    Purchased 2,400 shares at $24.3571 a share

            11/14/96    Purchased 2,300 shares at $24.5361 a share

            11/15/96    Purchased 400 shares at $25.1875 a share

            11/18/96    Purchased 200 shares at $24.50 a share

            11/19/96    Purchased 600 shares at $24.625 a share

            11/20/96    Purchased 2,600 shares at $24.1563 a share

            11/20/96    Purchased 3,700 shares at $24.1705 a share

            11/21/96    Purchased 100 shares at $24.125 a share

            11/21/96    Purchased 9,100 shares at $23.4563 a share

            11/22/96    Purchased 1,500 shares at $22.9411 a share

            11/22/96    Purchased 19,300 shares at $22.3768 a share

            11/25/96    Purchased 1,700 shares at $23.2615 a share

            11/25/96    Purchased 1,700 shares at $23.15 a share

            11/26/96    Purchased 900 shares at $24.29 a share

            12/2/96     Purchased 1,700 shares at $24.65 a share

            12/3/96     Purchased 1,700 shares at $24.50 a share

            12/4/96     Purchased 100 shares at $24.375 a share

            12/5/96     Sold 55,000 shares at $26.8795 a share

            12/17/96    Purchased 800 shares at $27.795 a share

            12/24/96    Purchased 600 shares at $29.9233 a share

            12/26/96    Purchased 800 shares at $29.5188 a share

            12/27/96    Purchased 1,100 shares at $29.0468 a share

            12/27/96    Purchased 800 shares at $29.00 a share

            12/30/96    Purchased 200 shares at $29.00 a share

            12/31/96    Purchased 1,600 shares at $30.6906 a share

            1/2/97      Purchased 4,100 shares at $30.0523 a share

     d.  Not applicable.

     e.  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Joint Filing Agreement among Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 1997

                         ZWEIG-DiMENNA INTERNATIONAL LIMITED

                         By: Zweig-DiMenna International Managers, Inc., Investment Manager

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Executive Vice President

                         ZWEIG-DiMENNA PARTNERS, L.P.

                         By:  Zweig-DiMenna Associates LLC,
                              Managing General Partner

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Managing Director of Managing General Partner

                         ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                         By:  Zweig-DiMenna Associates LLC,
                              Managing General Partner

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Managing Director of Managing General Partner

                         ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Executive Vice President

                         GOTHAM ADVISORS, INC.

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Vice President

                                   EXHIBIT A
                     JOINT FILING AGREEMENT AMONG INVESTORS

     This Joint Filing Agreement is entered into this 2nd day of January, 1997 by Zweig-DiMenna International Limited, a British Virgin Islands corporation, Zweig-DiMenna Partners, L.P., a New York limited partnership, Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, Zweig-DiMenna International Managers, Inc., a Delaware corporation, and Gotham Advisors, Inc., a Delaware corporation, collectively the "Investors". In lieu of filing separate statements on Schedule 13D, the Investors hereby agree to file a joint statement on Schedule 13D pursuant to Rule 13d-1(f)(1) under the Exchange Act of 1934 with respect to the Common Stock of Corrections Corporation of America.

     This Agreement shall be filed as an exhibit to the statement on Schedule 13D filed on behalf of the Investors and constitutes the Investors' consent to file a joint Schedule 13D.

                         ZWEIG-DiMENNA INTERNATIONAL LIMITED

                         By: Zweig-DiMenna International Managers, Inc., Investment Manager

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Executive Vice President

                         ZWEIG-DiMENNA PARTNERS, L.P.

                         By:  Zweig-DiMenna Associates LLC,
                              Managing General Partner

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Managing Director of Managing General Partner

                         ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                         By:  Zweig-DiMenna Associates LLC,
                              Managing General Partner

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Managing Director of Managing General Partner

                         ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Executive Vice President

                         GOTHAM ADVISORS, INC.

                         By:  /s/  Joseph A. DiMenna
                            ------------------------
                            Name:  Joseph A. DiMenna
                            Title: Vice President